SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Centrais Elétricas Brasileiras S/A ("Company") informs its shareholders and the Market in general that it received on July 4, 2016, the Official Letter of the Comissão de Valores Mobiliários (“CVM”) No. 314/2016-CVM/SEP/GEA-1, requesting clarification regarding news published by the newspaper O Estado de São Paulo, Economy & Business section, under the heading "Target of default, Petrobras cuts off the supply of gas to Amazonas Energia", as transcribed by the end of this statement.

In response to the Office in question, the Company clarifies the following:

1. According to the Market Announcement of June 3, 2016, Amazonas Energia already renegotiated with suppliers of fuel oil and natural gas acknowledgment debt contracts incurred until December 2014. These agreements have guarantees on the CCC Account receivables and an unsecured guarantee of Eletrobras.

2. As also mentioned in the above market announcement, due to the mismatch of the transfer of the CCC Account funds - which is responsible for reimbursing certain costs of Amazonas Energia, pursuant to Law 12,111/2009, the Amazonas Energia continues to negotiate new agreements with fuel suppliers, especially Petróleo Brasileiro S.A ("Petrobras") the Petrobras subsidiary, Br Distribuidora S.A, and the Companhia de Gas do Amazonas (“Cigas”), for debts incurred from December 2014 up to now, in order to avoid interruption in the supply of fuel and the consequent interruption of energy of  Manaus Electric System.

3. However, Amazonas Energia operationally depends on the transfer of subsidies from the CCC and the Energy Development Account - CDE ("CDE Account").

4. According to the valuation report of Deloitte Touche Tohmatsu Ltda, which is attached to the Management Proposal of the 165th Extraordinary General Meeting of Eletrobras, Amazonas Energia is creditor of approximately R$ 8 billion from the CCC Account/ CDE Account, related to the reimbursement right.

5. Amazonas Energia is negotiating the resumption of transfers of CCC Account/CDE Account funds in order to make payments to the mentioned above suppliers and thus ensure that the fuel supply will continue.

MARKET ANNOUNCEMENT

6. Until this moment, according to Amazonas Energia information, despite the cutting fuel supply to TPU Aparecida and the TPU Mauá Bloco III, there was no interruption of energy in the Electric System of Manaus, but it is necessary an immediate solution to the supply, in order to avoid the risk of interruption of energy in the electrical system of Manaus City.

7. Accordingly, the Company and Amazonas Energia, are adopting possible measures for solving the question, and, on this date, payments must be made in the approximate amount of R$ 433 million.

8. Finally, the Company clarifies that information related to this subject are also adequately disclosed to the market, including the “CVM Reference Form” of the year  2016, in the Risk Factors Section, Item 4.1 "Description of Risk Factors", filed by Eletrobras, with the Comissão de Valores Mobiliários on May 30, 2016.

Rio de Janeiro, July 04, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation Official Letter nº 314/2016-CVM/SEP/GEA-1

“ Subject: Clarification request about News

Mr. Director,

1        In reference to the news published on 07.02.2016 in the newspaper O Estado de São Paulo, section Economy & Business, under the heading "Target of default, Petrobras cuts off the supply of gas to the Amazonas Energia" which included the following statements:

Petrobras decided to cut off the supply of gas to the Amazonas Energia, Eletrobras group Company responsible for the supply of electric energy of the entire state. The cut of approximately 1 million m3 of gas per day puts at risk the energy security of Manaus, the Amazonas state capital, and throughout the region, especially at peak times of consumption, which can lead to stress the distribution system and consequently cause blackouts.

2        Relating to this, we determine that the Eletrobras CFO, clarify whether the news is true, and, if confirmed its veracity, shall explain the reasons that understood not to be relevant fact, as well comment about other information deemed important, especially as the results of any internal and contracted investigations by the issuer on the subject

3        This answer should take place through the Empresa.NET System category: Notice to the Market, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

4        We warn that the order of the Superintendence of Corporate Relations, in exercise of its legal powers and on the basis of section II of Article 9 of Law 6,385/76 and CVM Instruction No. 452/07, it will be the determined the application of fine in the amount of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions for non-compliance with the requirement contained in this notice within 1 (one) business day from the date of knowledge of content of this expedient, sent exclusively by e-mail, despite the provisions of the sole paragraph of art. 6 of CVM Instruction 358/02. “

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 4, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.